Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                        NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.                        DATE OF MATERIAL CHANGE

February 10, 2015.

ITEM 3.                        NEWS RELEASE

A News Release was issued on February 10, 2015.

ITEM 4.                        SUMMARY OF MATERIAL CHANGE

The Company announced:

•                  the completion of its “3rd party foundry” 40/100-nm transfer milestone;

•                  $4 Million in additional capital raised from institutional and accredited shareholders through the exercise of warrants during the month of January 2015; and

•                  the resignation of Dr. Adam Chowaniec from its Board of Director.

ITEM 5.                        FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.                        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.                        OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                        EXECUTIVE OFFICER

Contact:                                    Michel J. Lafrance, Secretary
Telephone:                       (416) 368-9411

ITEM 9.                        DATE OF REPORT

Dated at Toronto, Ontario this 10th day of February, 2015.

SCHEDULE “A”

POET TECHNOLOGIES INC.

Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268

Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces the Completion of the “3rd Party Foundry” 40/100-nm Transfer Milestone and Corporate Updates

Toronto, ON, and Storrs, CT, February 10, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) (the “Company”) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — today announced the completion of its “3rd party foundry” 40/100-nm transfer milestone. The Company also announced $4 Million in additional capital raised from institutional and accredited shareholders through the exercise of warrants during the month of January 2015, and the resignation of Dr. Adam Chowaniec from its Board.

Completion of Milestone - “3rd Party Foundry” 40/100-nm Transfer

The Company completed its “3rd Party Foundry” 40/100-nm transfer milestone consisting of completing the critical layers of the Transistor Fabrication Process. This flow process will allow the Company to generate more complex prototypes and test structures. As the POET process node size shrinks, this facilitates new industry innovations and furthers development work. This new epitaxial flow process includes new innovations in the POET prototype fabrication process.  These innovations were necessary to continue the optimization work of the 100 and 40-nm foundation devices of our technology.

Dan DeSimone, Chief Technical Officer noted: “This is a significant step for our “lab-to-fab” transition where this new flow at our “3rd Party Foundry” accelerates and adds repeatability and quality to our manufacturing process necessary for our next two significant milestones expected at the end of Q1: a 100-nm ring oscillator and a 50 GHz VCSEL.”

Financial Position

The current cash position for the Company is approximately $17 Million as of the end of January 2015, aided by conversion of existing warrants during January.  “The Company’s ability to continue raising significant capital without cost to the Company and without new dilution to the stock demonstrates continued support towards our “Lab-to-fab” transition.  This positions the Company to continue its pace of technical progress,” said Mr. Kevin Barnes, CFO. “This capital allows us the flexibility to aggressively pursue our plan working with our “3rd Party Foundry” and other partners in transitioning our technology to external manufacturing environments, aiding our monetization strategy. I am extremely pleased with our very strong financial position,” continued Mr. Barnes.

Adam Chowaniec Resigns from the Board

Dr. Adam Chowaniec has resigned from the Board for personal health reasons.

POET has benefited tremendously from Dr. Chowaniec’s industry experience and his guidance throughout the transformation of the Company since first joining the Board in April of 2013. He was part of the “Special Strategic Committee” that helped the Company recognize the inherent value of its intellectual property for the semiconductor industry; and participated in the creation of what POET is today, one of the leading firms offering a new manufacturing paradigm to further the semiconductor industry roadmap. “On behalf of the Company and the Board, I would like to thank Adam for his many contributions during his tenure and we wish him well for the future”, said Mr. Copetti.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer.  With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random

POET Technologies Inc. — News Release of February 10th, 2015

access memory.  The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones.  The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”.  For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include the Company’s operational, financial, development, milestone achievement, and monetization expectations.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.